Coherus BioSciences, Inc.

333 Twin Dolphin Drive, Suite 600

Redwood City, CA 94065

May 4, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Chris Edwards

Re:	Coherus BioSciences, Inc.
Registration Statement on Form S-3 (Registration No. 333-222698)
Initially Filed January 25, 2018 and Amended May 4, 2018

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Coherus BioSciences, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 7, 2018, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Coherus BioSciences, Inc.

By:	/s/ Jean-Frédéric Viret
Jean-Frédéric Viret
Chief Financial Officer